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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 12)*

                       Cablevision Systems Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

     Cablevision NY Group Class A Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

            Cablevision NY Group Class A Common Stock; 12686C-10-9
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Richard D. Bohm
                             Debevoise & Plimpton
                               919 Third Avenue
                              New York, NY 10022
                                (212) 909-6000
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 20,2002
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           (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


---------------
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 12686C-10-9

 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Charles F. Dolan
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------
   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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                        7.     SOLE VOTING POWER              30,536,423
  NUMBER OF
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER             7,178,344
  OWNED BY
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER         30,536,423
  PERSON WITH
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER        7,178,344

 -----------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY                       37,714,767
          OWNED BY EACH REPORTING PERSON

 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
 -----------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         14.0%


 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------



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                     CONTINUATION PAGES OF AMENDMENT NO. 12
                            TO SCHEDULE 13D FILED BY
                                CHARLES F. DOLAN

         This Amendment No. 12 to the Schedule 13D, dated May 23, 1988, as amended by Amendment Nos. 1 through 11 thereto (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), relates to Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Company").

Item 1.       Security and Company.

              The first sentence in Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

              The title of the class of equity securities to which this statement relates is the Cablevision NY Group Class A Common Stock, par value $.01 per share ("Cablevision Class A Common Stock").

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby supplemented with the following:

              On August 20, 2002, shares of Cablevision Class A Common Stock were acquired in an exempt acquisition pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shares of Rainbow Media Group Class A Common Stock were disposed of in an exempt disposition pursuant to Rule 16b-3(e) of the Exchange Act by means of an exchange of each share of Rainbow Media Group Class A Common Stock for 1.19093 shares of Cablevision Class A Common Stock. Shares of Cablevision NY Group Class B Common Stock ("Cablevision Class B Common Stock") were acquired in an exempt acquisition pursuant to Rule 16b-3(d) under the Exchange Act by means of an exchange of each share of Rainbow Media Group Class B Common Stock for 1.19093 shares of Cablevision Class B Common Stock. The acquisition and disposition of Cablevision Class A Common Stock, Cablevision Class B Common Stock, Rainbow Media Group Class A Common Stock and Rainbow Media Group Class B Common Stock on August 20, 2002 is herein referred to as the "Exchange."

              As a result of the Exchange, Mr. Dolan may be deemed to beneficially own an aggregate of 37,714,767 shares of Cablevision Class A Common Stock, but Mr. Dolan disclaims beneficial ownership of certain of these shares. See Item 5 below.

Item 5.       Interest in Securities of the Company.

         Item 5 is hereby deleted in its entirety and replaced with the following:

         Mr. Dolan may be deemed to beneficially own an aggregate of 37,714,767 shares of Cablevision Class A Common Stock as a result of his beneficial ownership of (i)
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1,253,173 shares of Cablevision Class A Common Stock and (ii)
36,461,594 shares of Cablevision Class B Common Stock. The Cablevision Class B Common Stock is convertible at the option of the holder share for share into Cablevision Class A Common Stock of the Company. This aggregate amount represents approximately 14.0% of the currently outstanding Cablevision Class A Common Stock (including shares of Cablevision Class A Common Stock issuable upon the conversion of shares of the Cablevision Class B Common Stock which may be deemed to be beneficially owned by Mr. Dolan).

         Mr. Dolan may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 20,025 shares of Cablevision Class A Common Stock and 30,516,398 shares of Cablevision Class B Common Stock; (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,233,148 shares of Cablevision Class A Common Stock owned of record by the Dolan Family Foundation (the "Foundation"), and (b) 5,945,196 shares of Cablevision Class B Common Stock owned of record by the 2001 Dolan Family Trust (the "Family Trust"). Mr. Dolan disclaims beneficial ownership of the 5,945,196 shares of Cablevision Class B Common Stock held by the Family Trust.

         On August 20, 2002, as the result of the Exchange described in Item 3 above, Mr. Dolan disposed of 6,523 shares of Rainbow Media Group Class A Common Stock and acquired 7,768 shares of Cablevision Class A Common Stock and the Foundation disposed of 387,276 shares of Rainbow Media Group Class A and acquired 461,218 shares of Cablevision Class A Common Stock. In addition, Mr. Dolan disposed of 9,563,481 shares of Rainbow Media Group Class B Common Stock and acquired 11,389,436 shares of Cablevision Class B Common Stock and the Family Trust disposed of 1,863,156 shares of Rainbow Media Group Class B Common Stock and acquired 2,218,884 shares of Cablevision Class B Common Stock.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2002



                         Signature:        /s/ Charles F. Dolan
                                           By:  William A. Frewin, Jr.
                                           ATTORNEY-IN-FACT
                                           -----------------------------
                         Name/Title:       Charles F. Dolan
                                           By William A. Frewin, Jr., as
                                           attorney-in-fact for Charles F. Dolan